

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 8, 2007

By U.S. Mail and Facsimile

Ms. Heather A. Rollo
Chief Financial Officer
Progressive Gaming International Corporation
920 Pilot Road
Las Vegas, Nevada 89119

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 000-22752**

Dear Ms. Rollo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   In your risk factors on page 23, you mention that during the 4th quarter of 2006, you changed the method of accounting for revenue recognition for a strategic licensing agreement based upon recommendation by the PCAOB and the OCA. Please supplementally tell us what impact this change in accounting method had on your financial statements.

Management's Discussion and Analysis, page 39

Results of Operations, page 41

2.   In future filings, please quantify the impact of each factor you identify when multiple factors contribute to fluctuations in your revenue, gross profit, selling, general and administrative expenses, research and development expenses and depreciation and amortization. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you should quantify the impact on revenue of changes in your installed base and changes in fees. See Item 303(A)(3) of Regulation S-K and Section 501 of the Codification of Financial Reporting Policies for guidance.

3.   We note that your disclosure does not include a discussion of your segment profit or loss from operations before income taxes. In this regard, please revise future filings to include a discussion of changes in the components of your segment profit and loss for each of your two reportable segments. See Item 303(A) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 45

4.   Please revise future filings to provide an analysis of the changes seen on your cash flow statement when comparing the current year to the prior year for each category of cash flows. For example, your discussion of operating cash flows should explain the reasons for material changes in non-cash items, as well as significant fluctuations in working capital items as applicable. Please refer to Section IV.B of Release No 33-8350, *Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*.

5.   In future filings, please revise your liquidity and capital resources section to include disclosure of the most restrictive debt covenants contained in your senior secured notes and credit facility and your compliance with them, quantified, to the extent applicable.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 62

Acquisition and Divestitures, page 62

6.   Please supplementally provide to us your analysis of how you determined that the sale of the interior sign division in 2005 did not require presentation as a discontinued operation under paragraph 42 of SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Please refer to EITF 03-13.

Nonmonetary Exchanges, page 65

7.   Please supplementally explain to us the facts and circumstances regarding your
        two barter transactions accounted for under SFAS 153, *Exchanges of
        Nonmonetary Assets*.

Note 2 – Acquisitions, page 69

8.   We note that you have allocated $18.1 million and $22.2 million of the purchase
        prices of the VirtGame and EndX acquisitions, respectively, to goodwill. Please
        supplementally explain to us the factors that contributed to this very significant
        portion of each purchase price being allocated to goodwill.

Note 7 – Goodwill and Intangible Assets, page 73

9.   The amount you have disclosed on page 73 as accumulated amortization at
        December 31, 2006 does not agree with the amount representing the same item on
        page 74. Please supplementally tell us which of these amounts is correct and
        revise future filings as appropriate.

10.   The amount you have disclosed on page 73 as perpetual license at December 31,
        2006 does not agree the amount representing the same item on page 74 within the
        segment table. Please supplementally tell us which of these amounts is correct
        and revise future filings as appropriate.

11.   In future filings, please revise your disclosure to indicate the weighted-average
        amortization period, in total and by major intangible asset class as required by
        paragraph 44a(3) of SFAS 142, *Goodwill and Intangible Assets*.

12.   Please supplementally explain to us the facts and circumstances surrounding your
        reclassification of $12.4 million from perpetual license to goodwill during 2005.

13.   In future filings, please disclose any changes in the carrying amount of goodwill
        during the period as required by paragraph 45c of SFAS 142.

14.   We note your reference to a third party who annually performs an independent
        valuation to determine whether any impairment has occurred to your indefinite-
        lived assets. Since your Form 10-K is incorporated by reference into your Form
        S-8 (File Nos. 33-73506, 333-07441, 333-30525, 333-30605 and 333-120327)
        and Form S-3 (File Nos. 333-69450 and 333-110623), you must either revise your
        Form 10-K to delete this reference to an expert or you must identify the firm and
        include their consent in your Form S-3 and Form S-8 in accordance with Section
        436(b) of Regulation C.

Note 13 – Commitments and Contingencies, page 77

15.   With regard to your legal matters with Hasbro, Gregory F. Mullally, and DTK, LLC, please tell us the probability (remote, reasonably possible, probable) that a material loss related to each matter has been incurred as of the date of your response.   Should there be at least a reasonable possibility that a loss has been incurred, please revise future filings to disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. See SFAS 5, *Accounting for Contingencies*, for guidance.

Note 20 – Segment Reporting, page 94

16.   You disclose that you evaluate performance and allocate resources based upon profit and loss from operations before income taxes. However, in your note you show operating income (loss) as your measure of segment performance. In future filings, please revise your document to disclose income (loss) before taxes for each of your reportable segments as required by paragraph 27 of SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*.

17.   In future filings, please revise your disclosure to provide a reconciliation of your measure of segment profit or loss to consolidated income before income taxes as required by paragraph 32(b) of SFAS 131.

Item 9A – Controls and Procedures, page 98

18.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective. This comment also applies to Item 4 of your Form 10-Q for the fiscal quarter ended March 31, 2007.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief